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The following are extracts of a transcript of a speech by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), given on May 14, 2025, in discussion with Chris Nicholson, Head of Research of Strive, Jeff Walton, and Joe Burnett at the webinar titled “Every Business Will Buy Bitcoin.”

“Every Business Will Buy Bitcoin” Webinar Transcript

Joe Burnett  00:00

Hey everybody, welcome to this event with Strive and unchained today, we're going to be talking about why every business will buy bitcoin. So this is going to be a fantastic event. We're going to be talking also about why Bitcoin is not just an asset that you hold on your balance sheet, but it's a benchmark for capital allocation. So we have a few great panelists with here with us here today. Maybe we can go around the room briefly and have you guys introduce yourselves, and then we can jump into a panel that I will be hosting, and then we'll have a live Q and A after the panel to where, whenever these panelists are talking, feel free to as an audience member, submit your question in the Q and A chat area down below, and we'll be able to field your questions after the panel. So maybe we can start with Matt, then go with Chris, and then go to Jeff, and you guys can just briefly introduce yourselves.

Matt Cole  01:05

Thanks, Joe. Exciting to finally get to talk about this research report that was a long time in the making, but I'm Matt Cole. I'm the CEO of Strive. If you've been following us, we're one of the latest Bitcoin Treasury companies. We announced that last week at Strategy world, and really across our firm, we're focused on Bitcoin education, Bitcoin advocacy, how to think about deploying a Bitcoin Treasury Strategy in ways that are accretive to common shareholders and with regards to this report, part of that was really thinking about a framework of, how do you actually think about valuing real world assets in Bitcoin terms? And so that's what we're excited to discuss today. Absolutely.

Chris Nicholson  01:55

Hi. I'm Chris Nicholson, Head of Research at Strive. I took a winding path to get into finance. I did a JD at Yale Law School. Then I did a PhD in Philosophy The University of Michigan, but I kind of lost interest in pure academic pursuits at the time, and I started trading. And one of the things that I've been trading for the last several years is MicroStrategy options. So I've been excited about the Bitcoin Treasury story from the beginning, and it's even more exciting to see it broadening exponentially beyond Strategy. So looking forward to being a part of that.

Jeff Walton  02:37

Yeah, and my name is Jeff Walton, and I am founder of true north, which is a podcast group that has been following Strategy, the evolution of companies and corporations adding Bitcoin to a balance sheet. And our mission is really education and understanding the how the market is evolving in this financial way, right? It's a different way of thinking about finance, adding Bitcoin to your balance sheet, securitizing Bitcoin, offering structured products in Bitcoin terms. And we've got this whole new lens of seeing Bitcoin in a different way, and recently been asked to join the board with Strive so with Matt and Chris here, and we've got some exciting things in the horizon for building out a Bitcoin Treasury company. My background is in risk management. I the last 11 years I was a reinsurance broker, so I helped insurance companies manage volatility on their insurance company balance sheets. I structured risk tranches of volatility and sold them to insurance companies and hedge funds across the globe. So that concept of structured finance and risk management is very helpful when thinking about how to manage a Bitcoin Treasury company, and how to think about these assets in different way, because I think there's a lot of correlations to the insurance industry and the Bitcoin Treasury company industry, because it's all the whole concept is about balance sheet management, which is far different than typical equity, like, you know, typical tech equity, that's more focused on income statement.

Joe Burnett  04:12

Awesome guys. Well, I'm excited for this panel. I kind of want to start it off with you, Jeff, actually, because this morning I watched the Financial Times mini documentary that was out there, and I thought you did a great job with what you had to work with. How was that experience? Overall?

Jeff Walton  04:29

The experience was really great, honestly. The communication with Financial Times was fantastic there. So there was this, there was this competition that Financial Times had in 2024 where they do stock picking, and it's every year. And there was somebody in the company that picked, you know, MicroStrategy and Coinbase and Bitcoin. They added, you know, those three things to their portfolio, and they beat everybody in the entire company. And then there was this other woman who shorted MicroStrategy and was the worst performing stock in. Million. That was the worst performing portfolio in the entire company. So they had these two different views. And the concept was, okay, well, why was I wrong? Let's go explore it. Let's go explore why I was wrong. So it was, I think the general takeaway, I haven't watched the whole thing yet. I think the general takeaway is there's significant bewilderment. People haven't quite wrapped their head around bitcoin is an asset, Bitcoin as a technology, and how it can evolve and be a helpful component on a balance sheet, let alone the hurdle rate, right the cost of capital for any future capital deployment. So it was a I think it's pretty eye opening to see how the rest of the market is thinking about this. I think that's a pretty good representation of the traditional financial world. When I when I would go talk about Bitcoin as an asset class and how it could potentially impact a company's balance sheet. Back when I was working in reinsurance, I would travel to London, I'd travel to Bermuda, travel to New York. I'd bring up Bitcoin all the time. I'd wear a little Bitcoin pen on my lapel, and I would get laughed at consistently. And it's funny getting laughed at when you look at a company like Strategy that's holding $50 billion worth of stuff on their balance sheet, the best performing stock on the planet in 2024 maybe, aside from Metaplanet, and you're seeing the launch of all these Bitcoin Treasury companies, and the markets response, which has been pretty has been pretty fascinating as well. So, this is a real business. This is a real industry. Bitcoin is a $2 trillion asset. It's going to be a $4 trillion assets. Gonna be $8 trillion asset. And I think it's insane that people are ignoring it and thinking it's, you know, that teeth in your mouth are worth more, right? It's just, it's crazy,

Joe Burnett  06:43

Yeah, I think, like, for me, watching it, it made me more confident that the bull market is potentially, like, really just getting started, because to me, it came across as rather arrogant. Like, Oh, you know, I shorted MicroStrategy, I got wrecked, and yet, you know, I still am kind of confident that I'm probably right. Like, that's kind of the vibe that I was getting from the Financial Times there, and that just seemed so, you know, it's not something that you would see at the top of a bull market. I don't know if you guys have any thoughts on that.

Matt Cole  07:12

It kind of reminds me of what you've seen from traditional finance historically, which is, anytime that you have Bitcoin correct 20, 30% it's marked as the death of Bitcoin, even though the same person was calling for the death of Bitcoin when Bitcoin was 90% lower. So you'll see this from, you know, the Peter ships of the world, people like that, right of what was calling the death of Bitcoin. And I think what you what you're seeing in traditional finance still is broadly a lack of understanding of the asset, and specifically when you when you take that to the next level, which is more complex with Bitcoin Treasury companies, where this reminds me, this, this documentary that you know, Jeff was in that came out today, that you know, the last time I was on CNBC, I was talking about the convertible notes, that MicroStrategy issues, which I think these convertible notes are really attractive, even though they're not broadly accessible for the retail crowd, just for an investor to have downside, protective, protective exposure to Bitcoin, and hence, Bitcoin Treasury companies. And the response from the CNBC panel was just, they're not going to be worth anything. They're going to go they're going to be buying be bused, and they're gonna get rent. And I asked them, I said, you know, do you understand how you break them? And it just crickets. And so then I explained to them, I said, here is how what you would actually have to be true to break them. And I think the probability of that happening is near zero. So I think that their, their default risk is extremely, extremely low. You're talking about fixed income instruments, equity linked instruments that should be investment grade. They're not rated, but you just don't understand them. You haven't done the work. And I think that that's probably, you know, what you're seeing with the, you know, the lady that shorted it in the fund competition. But you know, I think the the skepticism is more grounded in a lack of understanding is, is the perception I get?

Jeff Walton  09:06

Yeah, I think they're I think their gaze is too narrow, right? If you think about like, how the traditional financial market sees equities or stocks or performance, they're looking at quarter over quarter, year over year, right? They're not looking at four year performance. They're not looking at six year performance. They're not looking at 10 year performance. And they think about the productivity of a corporation or a company as in. You know this, this narrow, this super narrow view, where, if you zoom out and you look at Bitcoin as a duration asset, your perspective completely changes. And I think that's it's hard for someone with a traditional gaze to really understand, right? You look at the four year compound annual growth rate, and every single four year comp compound period in bitcoins history is positive, right? And you start to look at that old maybe that, maybe that's more like a bond. Maybe I think of Bitcoin as a four year bond. And when you start taking that perspective. Active. Your whole world shifts. Volatility doesn't matter anymore, right? I think that's another really big thing here. Is that everybody sees bitcoin is volatile. The CMCR(?) is volatile. Well, it's volatile in the short term. It's not volatile and predictable in the long term.

Joe Burnett  10:18

Yeah, I want to turn it over to Chris, because Chris, I feel like you have a very extensive academic background, and I'm interested to hear more about your story of how you discovered Bitcoin and MicroStrategy and like, what led you to start trading MicroStrategy options. Like, was it the extreme volatility? And like, Do you have a particular Strategy that you did, or you potentially still do? I'm curious to hear more about that.

Chris Nicholson  10:43

Well, you know, unfortunately, I've had to kind of slow down my intense options trading as I've become busy with other Bitcoin Treasury pursuits professionally, you know. So I've, I've had my eye on Bitcoin for a long time, and I always kick myself because I had this friend in high school who bought a lot of Bitcoin when it was in the single or double digits. And I know that because when Bitcoin hit triple digits, he seemed to feel that he was rich. And so he would always, every time we met up, he'd start rambling to us about the Byzantine generals problem and how we didn't understand it, and it proved that we should buy bitcoin. And we'd say, Can this guy just talk about something else for a while. So that was my first that was my first invitation from the world to accept Bitcoin, and I rejected it for several years. But then I got into some bitcoin mining when I was in law school, so I had some familiarity with that. And eventually, you know, I still though I wasn't a long term holder. And then when I saw what MicroStrategy was doing pretty quickly, about maybe half a year, you know, it started a little over four and a half years ago. It took me about half a year to catch on and realized that there was something to what it was doing. And so that basically became my main trading vehicle Strategy options, because that alongside Nvidia. And, you know, I just viewed it as levered Bitcoin, and that's the way it behaved. And so I wanted levered lever Bitcoin, and so that, you know, those were some exciting times. And it really, one thing that it did was it made me comfortable with volatility, all the ups and downs. And you know, one thing you realize is that the downside is 100% and the upside is, well, there's no cap on the upside. So you know, once, it's a valuable lesson, even when you stop trading those exact instruments, because it changes your whole mindset toward volatility itself, it becomes a matter of time frame, and a matter not just of you know when you trade MicroStrategy calls, you realize that the downside is not necessarily something to fear. You just have to have a plan. You don't know when it'll happen, and you have to have a plan for how you're going to exploit the downside when it does happen. So you come to view volatility as opportunity.

Joe Burnett  13:08

I like that a lot. Matt, I want to pass it back over to you here. Obviously, you guys have the hurdle rate podcast now, and you're kind of, you've been framing and we did in the report, as well as using Bitcoin as a hurdle rate instead of, you know, a lot of people today probably think of Bitcoin as just an asset that you can hold on your balance sheet. Bitcoin is actually potentially a benchmark for allocating capital and determining if you made a good decision buying Apple or real estate or another asset, or if you should have just held Bitcoin and gold storage. How do you think about that concept, broadly speaking, and how are you maybe applying it to what you're doing with Strive?

Matt Cole  13:50

Yeah, so I take it back to my roots, when I was an active portfolio manager. So I used to be a fixed income portfolio manager and ran about $70 billion of actively managed strategies. And as an active portfolio manager, you always have a benchmark. And initially, when we started talking about Bitcoin as the hurdle rate, everyone's initial response is, well, what's the future return of Bitcoin? I don't even know how to think about that. So I don't know how to set Bitcoin as a hurdle rate for deploying capital. And my response back was talk to any fix, any portfolio manager that has an active mandate, and their benchmark is an unknown benchmark into the future that they must outperform or they don't get paid. And so my benchmark was the Bloomberg AG, the main Bloomberg fixed income index. If you're an equity portfolio manager, your index might be the S&P500. No one knows what the future returns of Bloomberg ag will be. No one knows what the future returns of the S&P500 will be, but it's setting a benchmark for how you'll be judged in the future. And so then the next. Question he often get is that, like, well, it's hard to beat Bitcoin. And my response is exactly. And the point being is, is Bitcoin, as you know, the best performing asset in eight of the last 10 years. You should set that bar high, because if you don't think that you your strategies can outperform Bitcoin, you'd be better off to just buy bitcoin and call it a day. And that's a hard message for some people, and some people aren't willing to set a hurdle rate that is hard to beat. And I think that that's also telling. That's telling. I've talked to crypto VCs. In the past, I've had, I've had debates on this where I'm like, Hey, you're putting money to work. You should set Bitcoin as as your benchmark. Like, oh no, we're not setting bench Bitcoin as our benchmark. We have a differentiated Strategy, and I it's just kind of a way to try to not have a high benchmark, that's that they don't think that they can outperform. And so I think we should be setting high benchmarks. There's been a era of easy money in the United States, where capital has been deployed with very low hurdle rates. And so then that kind of got into, okay, well, if you want to set Bitcoin as the hurdle rate for capital deployment. What are the toggles that you need to do have in there to be able to actually set that? And we obviously laid out a framework in this research collaboration that we all did together, of how do you set a framework and then each individual can put in their own their own assumptions to you might be a double or triple Maxi, like Jeff Walton on put myself in probably the double Maxi category. And you know, I think for me, the volatility of Bitcoin is, I don't really worry about that. I look at it more on a longer term cycle. So, yeah, you kind of set this, this hurdle rate, and it can be a very high hurdle rate, and so then that sets your Strategy of how you beat it, and then ultimately, you'll be judged on if you beat it, or if, if you don't beat it.

Joe Burnett  17:13

That's a great point. Chris, you and I obviously collaborated a lot on the report that we put out titled repricing the economy and Bitcoin. What you know, did your opinion evolve at all throughout that process of us drafting that and like, what are your key takeaways, maybe from the report?

Chris Nicholson  17:31

Yeah, like, Joe, as you know, it was a it was really like a journey of discovery for both of us. I think we were not just writing down opinions we already had. We were going back and forth many times trying to figure out what it means to implement something like Bitcoin being the hurdle rate from the valuation perspective. You know, there's two main ways you can think about the question. First, is like the business's perspective, but and this report that we wrote tries to flesh out the beginnings of a framework of the valuation perspective. So let me try to walk a line here where I say what's kind of essential, without saying too much in the about the technicalities. I think what it comes down to is that what you and I tried to do was take the standard, traditional finance approach, the gold standard of valuation, a discounted cash flow analysis. So what is a company worth in the present? It's worth the value of all of its future cash flows. And because some of these cash flows in the come in the future, what you have to do is realize that future money is not worth as much as present money, and one of the fundamental reasons for that is opportunity cost. You know, there's this concept called the cost of capital that's fundamental to a valuation framework, like a DCF. And even when you start switching from dollars to Bitcoin, and you want to do a DCF, a discounted cash flow analysis. But in Bitcoin terms, this idea of opportunity cost is still fundamental. When an investor is choosing to hand their money over to the company, they have a decision to face. They have a hurdle rate the company has to beat, which is, I could invest my money in something else instead. You know, instead of getting giving my money to Apple, I could put it in bonds. So that's where the opportunity cost normally begins. For people in this dollar world, I could put it in bonds. And not only that, instead of putting it in bonds, I could put it in the S&P 500. And so to get the S&P 500 opportunity costs, that starts with the return you'd get from risk free bonds, the risk free rate, and then you add on an equity risk premium, you know, maybe 5% or so on top of what you'd get from bonds, and that's the baseline for the opportunity cost investors face when they choose to put their money in apple. So Joe, you know what you and I did? We. Tried to take that fundamental reasoning and keep what was essential about it, but just adapt it to a world where bitcoin is the money they start out with instead of dollars, and so very simply, what that means is you start out as the investor holding Bitcoin instead of dollars. So now, instead of choosing to move away from dollars to buy Apple, you would be choosing to move away from your Bitcoin to buy Apple. What that means is that bitcoins return is the hurdle rate, is the opportunity cost, fundamentally that that the apple investment has to beat. So let me just add one more concept to that that is key here. So we do have to consider volatility here. You know it is relevant from the investors point of view, that Bitcoin is a much more volatile asset, a much more volatile form of money than, say, the dollar, or, you know, a bond would be. And so you and I had clear eyes about that. And so in technical terms, we just say there is a toggle in the in the framework for investor to choose how much they care about bitcoins, volatility as money. You know equities, equities are riskier than the dollar, and so you have what's called an equity risk premium. What you and I decided was that if bitcoin is our money instead of the dollar, that relationship flips and now and now equities are more stable than our money. So in technical terms, what that means is you have to, instead of penalizing equities for their risk relative to your money. In the our framework, you actually have to reward equities for their stability relative to your Bitcoin money. And so we include some apparatus for how the investor could choose how much they care about bitcoins volatility.

Joe Burnett  21:54

Yeah, I think that was a great synopsis of the report, and I liked how we framed it as a choose your own adventure where it's like a more traditional investor might say, okay, the volatility scares me, and I want to penalize Bitcoin for being volatile. But if the Bitcoin maximalist, the double Maxi or triple Maxi, like myself and maybe Jeff and maybe Matt, you know, we don't mind the volatility. In fact, maybe we'd say it creates short term opportunities, and in exchange, we get long term massive returns. So I thought it was a, it's a fascinating report, so people should definitely go check it out if they haven't already read it yet. Um, yeah. So, So Matt, did you have any key takeaways from the report as well? Like, how do you, how do you think about, uh, valuing different companies in Bitcoin, whether it's something like Apple or even like Bitcoin Treasury companies.

Matt Cole  22:47

Yeah. So to me, I think it's just a simple framework, and you put in your return for Bitcoin, and then your assumption on the volatility, and if it should be, if it should, if it should have an impact on it or not. And I think for Bitcoin Treasury companies, the volatility is not going to be a negative factor. It's going to be just something that that you're going to probably zero out for most Bitcoin Treasury companies, and then, and then you put in your assumed future return of the price of Bitcoin, and then that gets your opportunity cost. And so I think the reality is this, for, for right now, the end results for is pretty much it's going to be accumulate Bitcoin in accretive ways to common equity shareholders. That's going to be the clear mandate for focused Bitcoin Treasury companies like what we're building, and, you know, I think a handful of others that are, that are out there as well, in in the future, you know, in five years, 10 years, if bitcoins it, you know, substantially higher prices and maybe the future returns. At that point, you have an economy that's actually denominated in Bitcoin. At that point, you still need to have a framework that doesn't need to change. And that's to me, what was so innovative about this report is that the framework doesn't have to change. The toggles just change, and then when the toggles change, you can always terminally have Bitcoin as a hurdle rate. But then think through that, this, this thesis that we have, that bitcoins the hurdle rate, that the era of easy money is over. On the back end of that, that there's going to be opportunities to deploy capital in ways that are still going to be accretive in Bitcoin terms and when that's the case, the best long run performing Bitcoin Treasury companies will be able to see those and I think that's going to be key, is just having the flexibility to be, to be nimble as times change, but with a framework that's clearly articulated.

Joe Burnett  24:57

Yeah, no, that makes a lot of sense. Jeff, I want. To turn it over to you. Obviously, you know, you're popular for talking about MicroStrategy and bringing MicroStrategy to the masses and kind of explaining, you know, Sailor Strategy and how it's evolved over the years. How do you think about MicroStrategy compared to other Bitcoin Treasury companies?

Jeff Walton  25:18

Yeah, I'll jump at that. But I want to hit on this report briefly here. I think one of the big linchpins in the entire report is, what is the risk free rate, right? What is the risk free rate and why? And when you, when you start to rethink that, it's like, okay, well, the risk free rate is, I don't know us 10 year treasury. It's your four and a half percent. Then you then you zoom out, and you take it, you take a moment, and you think about, well, okay, why is that the risk free rate as well? They can print more money if they can print more money, and they're printing more money at a rate that's greater than my risk free rate. Well, that actually changes my whole model of the risk free rate. And so when you think about a separate monetary system existing in those two monetary systems, and all of these formulas that were created 60 years ago need to be re rethought. And it's this collision of these two monetary ecosystems of traditional finance that's existed for everything that you learn in a master's in science and finance of how to manage capital, and the entrance of a new system that can be thought about differently. And you guys are doing great work trying to rethink that, because it really, I know a lot of people are thinking about Bitcoin as the risk free rate, right? You know, you know that Bitcoin is going to exist into the future. And, you know, one Bitcoins, one Bitcoin, so maybe that is the risk free rate, and that's that really changes how everybody thinks about this stuff. So bravo. Great work. Go download, go download the report. A lot of time and energy has gone into that. But the next thing I want to talk to, to your point, on MSTR and the future of these Bitcoin Treasury companies, this is evolving incredibly quickly, and it's really exciting to see, because the sailors put out this playbook and has, like, asked people to adopt it, right? Like this will be better for your company if you adopt the Strategy that I have created and designed of you know, leveraging your balance sheet and buying Bitcoin, which is just a fascinating place to be. This is a competition, not competition, right? Any, any other companies that come into the scene here and start adding Bitcoin to their Treasury will make Strategy more valuable and will make those companies more valuable. It's not a zero sum game. It's a it's a game that everybody can potentially win. Now, when you think about design and how, how this is structured, and how these new companies relate, MSTR is the gold standard, right? Like this is, they've got, I don't know, nearly $60 billion of capital as of today, and eight or $9 billion of debt on their balance sheet. Right? They're incredibly well capitalized. They're more capitalized than 9096 97% of the publicly traded companies in the entire market, and they're incredibly strong. And they're starting to offer these new debt instruments via preferred equity vehicles that are providing Bitcoin exposure with significantly reduced risk. And I think these instruments strike and strife that Strategy is offering to the market. It will be the transition of how the traditional capital world will start to rethink Bitcoin as a hurdle rate, because these instruments are like, not risky at all. So if you think about, uh, let's just think about strife. So strife is a preferred equity that's paying about 11% yield as of today, and it's over, over, collateralized by 600% and you think about, okay, well, what's the probability that strategies assets are worth less than the debt, and that I'm not going to be able to get my money out of this instrument, and basically, the price of Bitcoin, we need to go down to something like, I don't know, $9,000 and stay there for an extended period of time. And I'm pretty sure everybody on this call right now think that's an incredibly low probability. And we'd all be, you know, selling our T shirts, off our shirts, you know, off our chest, to go buy more Bitcoin. And so I think that's an incredibly low probability. So you think about the credit quality of these instruments compared to the opportunity cost of the credit quality of the other instruments in the market, and that, I think the world is beginning to rethink, that it's going to take a really long time. You know, the fixed income market is about $300 trillion and they are going to see these assets as very lucrative on a risk return basis relative to some other assets in the market. And they may start to think of strike and strife as the. Risk free rate, right? You've got, you've got this instrument that 600% over collateralized versus I could go buy a 10 year treasury. That is, you know, their leverage ratio is 800% they have eight times more debt than they do assets. And you compare those two instruments, and the one is significantly better risk return than the other. So that's that market is evolving. And I think the these, these instruments, are going to be the way that more capital comes into this market and sees, uh, Bitcoin Treasury companies as a valuable part of the traditional financial ecosystem, and siphon some capital away into the Bitcoin market.

Chris Nicholson  30:42

You know, on strike. I actually just pulled up yesterday strikes performance and compared it to Bitcoin and MicroStrategy since its inception. And I was actually pretty surprised, because it seems to have performed on the upside pretty comparably to Strategy stock itself, but the volatility is just much lower than MSTR, our stock and Bitcoin. So I was pretty surprised.

Jeff Walton  31:08

Strike can effectively give you Bitcoin upside, like near one to one bitcoin upside with 20% of the downside, and just with the way it's designed. And I don't think the market hasn't grasped that yet, because I think once they do, the price of strike is going to rise pretty materially.

Matt Cole  31:28

And there's probably some component in the price in the early days to the market actually digesting and understanding the opportunity that it priced. It priced is cheap because people didn't understand it. And then just maybe another point on Strategy versus some of the other Bitcoin Treasury companies. I mean, the way I think about this is you have just like in traditional stocks, you're going to have value stocks, and you're going to have growth stocks, and Strategy is going to be the value stock of Bitcoin Treasury companies. They are massive. They're the most well capitalized firm in the world. I think if you're a Bitcoin believer, you cannot, not you cannot debate that. If you're a Bitcoin skeptic, you could debate that. But as a Bitcoin believer, I don't think you could find a better capitalized company than Strategy. New Bitcoin Treasury companies are going to have differentiated strategies, at least the ones that I think will be able to get off the ground in a big way. And those that have differentiated strategies will have the potential to have faster growth and should trade similarly to traditional equities, like a growth company versus a value company, but in in Bitcoin terms, and to your point, Jeff, I think a lot of the innovation that Strategy is done. I mean, every different iteration of their capital stack represents interesting risk return profiles, and it allows you to get the portfolio you need with strategies and their different their different instruments, with other Bitcoin and Treasury companies, obviously with Bitcoin itself, which everyone's a component of having, you know, good exposure to Bitcoin itself for a diversified set of Bitcoin related instruments. And that's, I think, the future that we want to go to. And this conversation can sound like it's for institutional investors or for pensions, but this is for the everyday person to be able to actually implement these more complex strategies ahead of the pensions, which I mean, this message is for them too, but, but the everyday investor, I think that's what's so cool about what a lot of us do in outside of this conversation, whether it's the hurdle rate pod or true north or whatever is actually speaking to those people to bring an institutional message and allow them to front run the institutions from by implementing complex strategies here. And I think that was true with just purchasing Bitcoin, where the everyday person front ran the institutions in a major way. I think it's going to be true with Bitcoin Treasury companies, and I think it's going to be true with these new, innovative instruments as well.

Jeff Walton  34:13

What one thing I added this is Strategy is effectively provide they're like they're blazing this trail and providing headroom for all of these other Bitcoin Treasury companies to exist, right? So they're, they're securitizing Bitcoin, and they're laser focused and incredibly transparent on this is what we're going to do, and this is the only thing we're going to do. And if you're going to, you know, bring a trillion dollars of capital into the market from the fixed, single market, you need a trustworthy source, and that's going to be consistent and transparent and is going to continue doing what they're going to do, into perpetuity, into the future and not get distracted. And that is providing opportunity for all these other Bitcoin Treasury companies to exist, to go, go, dive into different capital pools like innovate. Uh, in the capital market framework, and go tap different points of capital. And Matt, to your point, right? This is some of those companies may grow faster because they don't have this huge base that they're trying to grow from, and there can be a lot of value to be had in those companies. And really, its Strategy is leading the charge, but it provides air space and headroom for these other companies to go run a similar Strategy and tap these different capital pools.

Joe Burnett

This is, oh, go ahead, Chris, yeah,

Chris Nicholson  35:26

I wanted to add something to that on the thought of how Strategy is paving the way and how it's providing an example for other Bitcoin Treasury companies. You know, I was struck when they go into the Strategy conference in Orlando by how closely everybody is following Strategy down to exact same key performance indicators, they're all saying Bitcoin per share, Bitcoin yield, is what we care about, which is the change in Bitcoin per share over time. And one blind spot that I think some companies have is they don't realize they should also care about the ways in which their particular business model, but might be different from Strategy. You know, Strategy says we are going to stack pure, simple Bitcoin and nothing else, you know, forever, and so a metric like pure Bitcoin per share makes perfect sense for them. But suppose you're a Bitcoin Treasury company, and you said, I really like strategies, convertible bonds. I really like strike. Suppose you found a way to own and get some bitcoin exposure through strategies strike. Well, the question here is, strike is not Bitcoin itself, and so having some strike or having some convertible bonds wouldn't go toward your Bitcoin yield in the way those metrics stand today. So I think that's a basic example of the ways that straightforward ways that some of these companies will have to think about, the ways in which they're different from Strategy and adapt their approach or

Matt Cole  36:52

structured Bitcoin, which could be more levered Bitcoin or less levered Bitcoin, depending on what the individual wants. What you're going to see in this space to that point, Chris, is it's going to be increasingly complex, and increasingly complex in a way that I think that those that are in the weeds will be able to take advantage of in their portfolios. But you're going to see Bitcoin Treasury companies that are more risk adverse than Strategy and less risk averse than Strategy, and deploying every single type of Strategy that you can imagine. And that's exciting times, I think, for capital markets and for investing, because it will allow every, every individual investor to get the exact type of exposure that they want if they're if they're actually paying close attention.

Jeff Walton  37:38

You can create an entirely new portfolio, purely on Bitcoin correlated assets, and have your own efficient frontier to maximize return and reduce risk, and that didn't exist prior to this right, like four years ago, you weren't able to get a bond like structure with, you know, minimize downside, 8% yield annually and upside of Bitcoin that didn't exist. MST, why didn't exist? And now you have all of these instruments with different risk return metrics, and you can create effectively, an efficient portfolio, which is incredibly exciting for those that are, you know, maybe approaching retirement and trying to rethink and protect their protect their portfolio, future proof their portfolio for the next 30 years, you've kind of got to rethink having real estate exposure, and you know what that looks like, and all these other things so fascinating, fascinating times.

Joe Burnett  38:32

Yeah, it's a great point. I do want to get into some of the Q A that the audience has submitted. This one's an interesting one, and it can be for anyone that wants to take it. It's about MSTY, which is the MicroStrategy covered call ETF. And Charles says, you know, some people seem to think it's a cheat code for permanent income, but like everything else, maybe it works until it doesn't. You know, what could stop Misty from being or MSTY from being a long term, you know, perpetual income machine.

Jeff Walton  39:10

I could, I could start. I've got some perspective on this. I think one of the primary things about Misty is it's trading the volatility of the stock. It's using, using the derivatives market to sell volatility. Sell volatility of the stock, so you generate a premium and a yield up front. I think this product will exist for a very long time. I think this product will be around for a very long time, because MSTR is going to be volatile if it has this underlying Bitcoin asset for a very long time now. I think so right now, the volatility has got this huge, you know, oscillation, but I think as they get significantly larger, let's say 3 trillion, $5 trillion so that that volatility may reduce significantly. So I think it's very likely that that will exist for a long time. And I think the structure is incredibly interesting, because. Is they're, you know, again, selling short stock on a on a very low time frame, usually, like weekly. But they're also buying some long call options to to avoid the situation where they get their face blown off to the upside when the stock runs incredibly quickly. So, you know, there's been this concern of like nav erosion, and I think there may be some kind of NAV erosion over time, but it's a it's an incredibly fascinating instrument. I think it's going to be around for quite a while, but the returns may, they may deteriorate over time as the asset itself becomes more stable and less volatile.

Joe Burnett  40:40

That makes sense. This is a question for Matt. It says, How does Strive plan to raise capital? What is the target size or range of companies that you attend to acquire, and what is the step-by-step process for transforming a company's balance sheet into a Bitcoin treasury?

Matt Cole  40:56

Yeah. So our objective is to raise as much Bitcoin as possible when a creative to common equity shareholders, right? And so that that that is, that is an important caveat. And so it's going to be a couple steps. It's, you know, I think first getting to a billion dollars, which I think we'll be able to do extremely quickly, surprise some people on our ability to operate with size, and then deploying differentiated strategies. And so we laid out a couple of them last week when I gave comments at Strategy world and on the investor presentation, one of them being looking at corporations that are trading below their net cash and that that market segment is $30 billion and so if you look at the companies that that are doing that, that's about the size. And so you know, the ability to acquire $1 for less than $1 there's another completely different form of that that we're actually looking into right now. We're not ready to make public comments on, but I think that there's a few different ways to acquire $1 for less than $1 for Bitcoin Treasury companies, beyond just the corporate acquisitions that are extremely accretive to common equity shareholders. I mean, the option, the ability, if you can, to buy Bitcoin at a discount, is extremely differentiated. Our ability to offer a 351 Exchange, which we're in the process of working through right now, is an extremely innovative Bitcoin accumulation approach. It not only will allow for us to get a bunch of Bitcoin on the balance sheet, but it also is done in a way that is a more distributed shareholder base, and that's important because you actually want shareholders that are going to be around for the long term, when, when you can get them, and that's really interesting way to do so. Lastly, it's kind of leaning into some of the stuff that we were hinting about, some of the innovation that's going to be to come in this place, whether it's structured Bitcoin derivatives, options strategies, and my background being a fixed income portfolio manager. That's what I used to do. I used to do structured securities. They're the most complex securities out there. I know them. We have people on our team that know them inside and out, and we'll be able to deploy those as a Bitcoin Treasury company, and that will allow us to take leverage in a very intelligent way, to create value to the common equity shareholders. And so I think as far as the size, I mean, we're looking to, we're going to be one of the major players in the space where I look at us as kind of the Berkshire Hathaway of Bitcoin Treasury companies. And I think that's, that's really smart money. And smart money, just from the perspective of we're an asset manager, this is what we do. We're going to be able to innovate in very creative ways. And, you know, our Strategy is very differentiated. But there's other companies that are going to be differentiated. In other words, you look at what timely did, they're differentiated going out there and starting Bitcoin Treasury companies and all these different markets canners, is differentiated. They're directly connected to the deepest Bitcoin pockets in the world. Look at what strategies done. They're obviously the 300 pound gorilla and the largest player in the space, the value company. They're differentiated. And I think there's going to be a handful of other differentiated strategies. But I think the goal here is, for all, all of the companies that I think will be successful is having a differentiated Strategy that's unique and implementable to your strengths as a business, going out there and maximally accumulating Bitcoin in ways that are creative to common equity shareholders.

Joe Burnett  44:41

Here's another question. Recently, we saw a coin base announced that they were going to get added into the S&P 500. And, you know, obviously I think we have Coinbase, Tesla and block are the three companies now that hold a little bit of Bitcoin on their balance sheet. Do you think that we'll see one of those eventually, or at some point? Might adopt Bitcoin as a hurdle rate, similar to, like, what MicroStrategy has done. Or do you think the more likely scenarios eventually, MicroStrategy will get added into the S&P 500 and they'll be the company that kind of continues running, running their existing playbook and maximizing, you know, Bitcoin per share. Or, again, like, do you think another company that's already in the S&P 500 will copy them before they get to that point.

Chris Nicholson  45:24

Well, you know, if any of them did, it would probably be Coinbase is closest I saw some interesting comments from Coinbase recently where they said they had contemplated adopting a Strategy style Bitcoin Treasury, and they just rejected the idea. So I looked at that and thought, you know, do we? Do? We need to have a talk with them, you know? Why? Why would they get, you know, most of the way toward a great idea and then turn back at the last second? So Coinbase would probably be closest. And you know, if they've already considered it, I would suspect that as they see the Treasury Strategy outperforming what they're doing, they will reconsider that idea now that the Teslas and blocks of the world, you know, these are really pretty small allocations, you know, you might look at Tesla and say, Wow, one of the largest corporate holders of Bitcoin, but you compare that to its, you know, trillion dollar market cap, and the Bitcoin is a blip on the balance sheet that's really just meant To hedge against inflation, and so that's where Tesla and block seem to be right now, so I think they'll be slower to change.

Jeff Walton  46:29

I’ve been following this incredibly closely this, this has been one of my primary thesis topics for my entire reason of investing in Strategy is their inclusion in these passive indices with the strongest asset in the planet, right? So, MSTR is already included in the Russell indices. MSCI just got included in QQQ last November, and inclusion in those indices results in passive flows that are coming into the equity that don't even know that they're buying equity. So, and the way that those indices are designed is their market cap weighted. So as your market cap rises, the allocation that inequity gets to, as market cap rises, the allocation that equity gets from that passive flows is increasing, not linearly. It's increasing exponentially. It's just the architecture of the market. And so to your question, Joe and maybe Chris, to your point as well, I think coin probably didn't adopt a Bitcoin Treasury Strategy, probably for political reasons, knowing that the S&P 500 was probably on the table there. The final thing necessary to get included in the S&P 500 is committee, committee approval. And I think if they would have come out and said, Hey, we're adopting a Bitcoin Treasury Strategy completely, doing something different they've never done before, and leaning in to this differentiated model, I think there would have been some concern from the committee's perspective. Now, thinking forward, I think there's a higher likelihood that Strategy is included in the S&P 500 before any of these other companies start adopting it, just, I guess, like an aggressive Bitcoin Treasury accumulation Strategy. And the reason being is because q2 so his MSTR, has adopted FASB fair value accounting. They adopted FASB fair value accounting for the first time after q1 2025, what that means is they can now mark their Bitcoin held on balance sheet to market, and any gains held on the any gains from the income is added to any gains on the bitcoin is added to net income at the end of the period, moving forward here to q2 is likely going to be the first period where MSTR has had positive earnings from the Bitcoin held on balance sheet using FASB fair value accounting methods as of the Bitcoin price today at 103,000 that would result in around a $12 billion single quarter net income from the Bitcoin held on balance sheet, assuming Bitcoin doesn't rise anymore through the end of June. So we got another 45 days of potential gain here, and this is going to result in Strategy effectively being qualified for the S&P 500 for the very first time since they've adopted the Bitcoin Treasury Strategy back in 2020 and the reason this is so important is because their market cap is already incredibly high. So it's like 116 billion. And the threshold to get added to the S&P 500 is around 14 billion, so there's significantly larger than the threshold to get included, which results in, effectively, a disproportionate potential share of passive flows that would be coming into the coming into the stock as a result of S&P 500 inclusion. So I think there this will be incredibly controversial. This is going to be the biggest topic of the year, I think, is whether or not Strategy gets included in the S&P 500, because there's going to be people yelling at the walls, running around with their head cut off, saying they should never be included. Bitcoins not worth anything, and we've seen it with Financial Times video. And there. Going to be other people that are arguing that $1 of Bitcoin earnings is much better than $1 of Apple earnings. So people will have to, you know, quantify, quantify that value and benefit. And, yeah, I think it'll be an incredibly it'll be hard for the committee, in my opinion, to ignore them and not include them in the S&P 500 when their performance has been as good as it has been. And you know, a company doesn't just go to 116 billion market cap and stay there right like this has been a sustained meteoric rise. It's not a frenzy like GameStop back in 2021 where the stock went up to $30 billion and fell back down to four. It's a completely different phenomenon.

Joe Burnett  50:45

We I see we have another good question here that I'm curious to hear anyone's thoughts. Here it goes, as we move towards a world where Bitcoin is a store of value and primarily utilized as an asset, either on chain BTC or through, you know, Bitcoin Treasury companies. What does the future hold for Bitcoin as a medium of exchange?

Matt Cole  51:07

Maybe I'll take a first, a first stab of that, and this is just from me as a bitcoiner, as a bitcoiner and a Bitcoin Maxi that thinks the future return of Bitcoin is going to be north of 30% per year on average, I can't get myself to be willing to spend my bitcoin right now, Bitcoin makes for a great medium of exchange if you're willing to spend it. And so I think this kind of gets into the concept of Bitcoin as as a store of value, as a as a hurdle rate for capital deployment, and you know it as as the hardest money that's ever been known to man, the incentives aren't to spend it. And so it's not because it can't be spent or it's not easy to spend it. It's because no one wants to spend it right now and I think in in the future, you know, as we move more towards this Bitcoin denominated future, I think there will be times where people will need to spend it, because that's going to be what their assets are in, if they, if they actually put all their assets in. And so it's, it's an interesting, you know, dilemma, I think, I think that's the reason that it's not getting adoption. It's just because no one wants to spend it. I and I think it was since Cynthia Loomis that went to the pub key in New York, and she goes, I save in Bitcoin, I spend dollars, and I feel the same way. And it's not that that will can't change in the future, but I think right now, we're still early days and I think that's why you get that behavior.

Chris Nicholson  52:44

Yeah, it is early, and it seems clear that the store of value camp is winning over the medium of exchange camp for now, and that will probably continue for the foreseeable future. But I think that you know when you're evaluating companies, or you're thinking about your own company, although the next five and 10 years matters a lot, you also want to think occasionally about the next 50 years, and once in a while, you want to at least imagine and speculate about the next 100 years. And so in the world we envision where Bitcoin adoption continues and it institutionalizes, I think that what we will see over the coming decades is that the returns and the volatility will both tend to drop over time, and as they do that gradually, the calculus for each individual person about whether it makes sense to hold their Bitcoin and spend it on something else will also adjust simultaneously, gradually, and so I Think we will not see any kind of sudden transition. But as Bitcoin wins, it will become more like money, because it will make more sense to spend it like money. And so in the world where Bitcoin totally wins and it replaces the dollar and Fiat, I think 50 to 100 years from now, its returns and volatility may be low enough that most people start using it as money and Bitcoin Treasury companies, yeah, they're focusing on today, but I think they should also think occasionally about what their 50 year plan is.

Matt Cole  54:13

And I think that at a certain point, governments are going to want people to incentivize people to spend Bitcoin in their country, to get the economy moving and so and so. I think that that's there when I think you start to see more pressure to remove capital gains on Bitcoin in political struggles, when they actually really want to push for that to happen.

Joe Burnett

That’s a really good point.

Jeff Walton  54:36

Society is going to be completely redesigned, right? The world hasn't seen a money where you can store your energy without decay. And so, like, what we may think of, it may look like 510, years from now, 50, 100 years from now, is beyond what we know. And right? Like, I mean, currently, I don't, I don't go slow. Ice a piece of my house off and buy a coffee, you know? And I think this the world is going to be redesigned and rejiggered with collateral in mind. And I'm really bullish on the future of collateralized finance, right? That I think that a lot of a lot of education needs to occur, but I think there's a lot of opportunity for society to kind of be redesigned using a deflationary asset.

Joe Burnett  55:29

One more question, then we can close it out, Jeff, you had a really good tweet the other day, maybe today, or somewhat recently. It was, it was talking about, you know, Spot Bitcoin and cold storage versus Bitcoin Treasury companies. And obviously, maybe there's a part, you know, your portfolio, not in financial advice, of course, but people can hold both. Obviously. How do you think about differentiating between, you know, holding spot Bitcoin and then buying these Bitcoin Treasury companies?

Jeff Walton  55:57

That’s a great question. I mean, from the very beginning, when I when I started investing in Strategy. The only reason I started investing in Strategy is because I did a cold storage Bitcoin transaction, and that was like a, you know, mind blowing moment. I walked around the block with, you know, money in my pocket or my brain, and I was like, Oh my god. This is a, this is transformational. And that was foundational, and how I thought about what, what these companies can potentially become, and why the asset works. So for me, Bitcoin held in cold storage is really my base, right? It's like, if anything, anything in the world, happens, at least I know I've got my bitcoin savings, and I could bug out to a different country or go anywhere, and I've got this, and I think of any, any other capital that I've got in these other vehicles or other forms is really an investment and that maybe to use on a shorter time horizon, or, you know, to think about long term with within my 401, K or traditional capital vehicles, like, I can't touch this for 20 years, like, I want to put it in the best asset for the next 20 years. And that's kind of how, how I think of it, is this trapped capital perspective and just continuously building my my bitcoin savings.

Joe Burnett  57:19

Well, guys, this has been an awesome conversation. Maybe we can pass it around briefly for closing thoughts, but thank you guys for doing this. Appreciate the time. Maybe we can start with Matt, then go to Chris, and then go to Jeff, and then we'll close it out.

Matt Cole  57:31

No thanks. And for those that turned in, I tuned in, I just would encourage everyone to continue to lean into the community, because this space is evolving so rapidly that I think that this is a pretty close knit. And surprisingly, like the movement is big, but the people that are integrated in kind of the inner workings is is small, and it's intimate and it's authentic, and so lean into it, and I think you really will have a strong advantage over the institutions for years to come.

Chris Nicholson  58:07

My thought on Bitcoin Treasury companies is that what Strategy has done is amazing, but for any bitcoin Treasury company, your question is like, what do you bring to the table that Strategy doesn't because otherwise you know, why not just buy Strategy? And, you know, one of the things that they can start thinking is, you have an operating business. You should, you should care about growing it, and you should care and think about how it can support your Bitcoin Treasury Strategy. You know, we can. We can follow strategies lead. But that doesn't mean we just have to mimic it and locks lockstep, everybody basically is, what is the way I think of Bitcoin, Treasury companies,

Jeff Walton  58:47

beautiful. My final thoughts and takeaways are, never stop learning. And there's so much education out there right now. I mean, I would be watching all of the videos. I would be watching all the Strategy earnings calls. Watch, watch the videos from the Bitcoin for corporations conference and Strategy world, you can effectively get a master's in science of Bitcoin for free by watching all of the content and education that's out there. I mean, the world is being redesigned and rewritten as we know it, and there are leaders out there that are that are driving the boat. So watch the content re rethink how you see the world.

Joe Burnett  59:28

I like it Well, thanks again, guys, this is great. And thanks everybody for tuning in. Cheers. Thanks, guys. You

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

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•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

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